          SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549
                   ___________________

                     SCHEDULE 13D
                     (RULE 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
    1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                    (AMENDMENT NO.  __)/1/


                   CECIL BANCORP, INC.
     --------------------------------------------------
                     (Name of Issuer)


          COMMON STOCK, PAR VALUE $0.01 PER SHARE
      --------------------------------------------------
              (Title of Class of Securities)


                       149 841 10 8
                  --------------------
                     (CUSIP Number)


                      CHARLES F. SPOSATO
                   910 WEST PULASKI HIGHWAY
                      ELKTON, MD  21921
                       (410) 398-1234
     -------------------------------------------------
      (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                       MARCH 16, 1999
  ------------------------------------------------------
  (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [X]

                  (Continued on following pages)

                         (Page 1 of 5 pages)
____________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  149 841 10 8                       Page 2 of 11 Pages

1.  Names of reporting person    Charles F. Sposato

    I.R.S. Identification Nos. of above persons (entities only)


2.  Check the appropriate box if a member of a group*
        (a)  [   ]
        (b)  [   ]


3.  SEC use only


4.  Sources of funds* PF


5.  Check box if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e):  [   ]


6.  Citizenship or place of organization:  USA


Number of        7.    Sole Voting Power:         22,778
Shares
Beneficially     8.    Shared Voting Power:       35,778
Owned By

Each             9.    Sole Dispositive Power:    22,778
Reporting

Person With     10.    Shared Dispositive Power:  35,778


11. Aggregate amount beneficially owned by each reporting
    person:   58,556


12. Check box if the aggregate amount in Row (11) excludes certain shares* [ ]


13. Percent of class represented by amount in Row (11)
    9.6% of 607,731 shares of common stock outstanding as of March 5, 1999.


14. Type of reporting person*  IN

                          SCHEDULE 13D

CUSIP No.  149 841 10 8                       Page 3 of 11 Pages

1.  Names of reporting person    Anchar, a Maryland General
                                 Partnership

    I.R.S. Identification Nos. of above persons (entities only)


2.  Check the appropriate box if a member of a group*
        (a)  [   ]
        (b)  [   ]


3.  SEC use only


4.  Sources of funds* WC, AF


5.  Check box if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e):  [   ]


6.  Citizenship or place of organization:  Maryland

Number of        7.    Sole Voting Power:              0
Shares
Beneficially     8.    Shared Voting Power:       25,778
Owned By

Each             9.    Sole Dispositive Power:         0
Reporting

Person With     10.    Shared Dispositive Power:  25,778


11. Aggregate amount beneficially owned by each reporting
    person:   25,778


12. Check box if the aggregate amount in Row (11) excludes certain shares* [ ]


13. Percent of class represented by amount in Row (11)
    4.2% of 607,731 shares of common stock outstanding as of March 5, 1999.


14. Type of reporting person*  PN

                          SCHEDULE 13D

CUSIP No.  149 841 10 8                       Page 4 of 11 Pages

1.  Names of reporting person    Builder's Choice, Inc.
                                 Profit Sharing Retirement Trust

    I.R.S. Identification Nos. of above persons (entities only)


2.  Check the appropriate box if a member of a group*
        (a)  [   ]
        (b)  [   ]


3.  SEC use only


4.  Sources of funds* WC


5.  Check box if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e):  [   ]


6.  Citizenship or place of organization:  Maryland


Number of        7.    Sole Voting Power:         14,295
Shares
Beneficially     8.    Shared Voting Power:            0
Owned By

Each             9.    Sole Dispositive Power:    14,295
Reporting

Person With     10.    Shared Dispositive Power:       0


11. Aggregate amount beneficially owned by each reporting
    person:   14,295


12. Check box if the aggregate amount in Row (11) excludes certain shares* [ ]


13. Percent of class represented by amount in Row (11)
    2.4% of 607,731 shares of common stock outstanding as of March 5, 1999.


14. Type of reporting person*  EP

                          SCHEDULE 13D

CUSIP No.  149 841 10 8                       Page 5 of 11 Pages

1.  Names of reporting person    Anthony Sposato

    I.R.S. Identification Nos. of above persons (entities only)


2.  Check the appropriate box if a member of a group*
        (a)  [   ]
        (b)  [   ]


3.  SEC use only


4.  Sources of funds* PF


5.  Check box if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e):  [   ]


6.  Citizenship or place of organization:  USA


Number of        7.    Sole Voting Power:         10,000
Shares
Beneficially     8.    Shared Voting Power:       25,778
Owned By

Each             9.    Sole Dispositive Power:    10,000
Reporting

Person With     10.    Shared Dispositive Power:  25,778


11. Aggregate amount beneficially owned by each reporting
    person:   35,778


12. Check box if the aggregate amount in Row (11) excludes certain shares* [ ]


13. Percent of class represented by amount in Row (11)
    5.9% of 607,731 shares of common stock outstanding as of March 5, 1999.


14. Type of reporting person*  IN

                          SCHEDULE 13D

CUSIP No.  149 841 10 8                       Page 6 of 11 Pages

1.  Names of reporting person    Bay Ace Hardware, Inc. dba
                                 Ace Hardware

    I.R.S. Identification Nos. of above persons (entities only)


2.  Check the appropriate box if a member of a group*
        (a)  [   ]
        (b)  [   ]


3.  SEC use only


4.  Sources of funds* WC


5.  Check box if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e):  [   ]


6.  Citizenship or place of organization:  Maryland


Number of        7.    Sole Voting Power:          4,050
Shares
Beneficially     8.    Shared Voting Power:            0
Owned By

Each             9.    Sole Dispositive Power:     4,050
Reporting

Person With     10.    Shared Dispositive Power:       0


11. Aggregate amount beneficially owned by each reporting
    person:   4,050


12. Check box if the aggregate amount in Row (11) excludes certain shares* [ ]


13. Percent of class represented by amount in Row (11)
    0.07% of 607,731 shares of common stock outstanding as of March 5, 1999.


14. Type of reporting person*  CO

CUSIP No.  149 841 10 8         13D           Page 7 of 11 Pages

ITEM 1.   SECURITY AND ISSUER.
------    -------------------

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Cecil Bancorp, Inc. (the "Company"). The Company's principal executive offices are located at 127 North Street, Elkton, Maryland 21921-5547.

ITEM 2.   IDENTITY AND BACKGROUND.
------    -----------------------

     (a) This statement is filed by Charles F. Sposato with respect to shares of Common Stock beneficially owned by him; by Anchar, a Maryland general partnership ("Anchar") with respect to the shares of Common Stock beneficially owned by it and as to which Mr. Sposato is a 50% general partner; by Builder's Choice Inc. Profit Sharing Retirement Trust (the "Trust") with respect to shares of the Common Stock beneficially owned by it and as to which Mr. Sposato serves as sole trustee; by Anthony F. Sposato, the brother of Charles Sposato, with respect to shares of Common Stock beneficially owned by him; and by Bay Ace Hardware, Inc. dba Ace Hardware, a Maryland Corporation, as to which Mr. Sposato is sole stockholder. Although this statement is being filed by such persons because they may be deemed to constitute a "group" within the meaning of Section 13(d)3 of the Securities Exchange Act of 1934, Charles Sposato expressly disclaims beneficial ownership of those shares of Common Stock held by the Trust other than for his benefit.

     (b) The business address of Mr. Sposato, Anchar, the Trust and Bay Ace Hardware, Inc. dba Ace Hardware is 910 Pulaski
Highway, Elkton, Maryland 21921.  The business address of
Anthony F. Sposato is 80 Molitor Road, Elkton, Maryland 21921.

     (c) Mr. Sposato operates various companies, including serving as president of Bay Ace Hardware, Inc. dba Ace Hardware, as a general partner in Anchar, a real estate holdings partnership, and president of CECO Utilities, Inc. (a water and sewer utility company). The business address of each of these businesses is 910 Pulaski Highway, Elkton, Maryland 21921. The principal business of the Trust is to fund the payments made to participants in the related Profit Sharing Retirement Plan. Mr. Anthony Sposato serves as president of Sposato Dental Lab, which is located at 80 Molitor Road, Elkton, Maryland, and as a general partner in Anchar.

     Messrs. Sposato and Sposato each hold a 50% general partnership interest in Anchar and serve as general partners in the management of Anchar. Mr. Charles Sposato serves as the sole trustee of the Trust.

     (d)  Neither Mr. Charles Sposato, Anchar, the Trust Mr.
Anthony Sposato, nor Bay Ace Hardware, Inc. dba Ace Hardware has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No.  149 841 10 8         13D           Page 8 of 11 Pages

     (e) Neither Mr. Charles Sposato, Anchar, the Trust, Mr. Anthony Sposato, or Bay Ace Hardware, Inc. dba Ace Hardware has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was, or is subject to, a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Messrs. Sposato and Sposato are each a citizen of the United States. Anchar is a general partnership formed under the laws of the State of Maryland. The Trust is a trust formed under the laws of the State of Maryland. Bay Ace Hardware, Inc. dba Ace Hardware is a Maryland Corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------    -------------------------------------------------

     The net investment cost (including commissions, if any) of the shares of Common Stock owned directly by Mr. Charles Sposato is $936,466. The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Anchar is $473,136. The net investment cost (including commissions, if any) of the shares of Common Stock held by the Trust is $220,260. The net investment cost (including commissions, if any) of the shares of Common Stock owned directly by Mr. Anthony Sposato is $100,000. The net investment cost (including commissions, if any) of the shares of Common Stock owned by Bay Ace Hardware, Inc. dba Ace Hardware is $104,440.

     The shares of Common Stock purchased by Mr. Charles Sposato were acquired using personal funds and not on margin. The shares of Common Stock purchased by Anchar were acquired with working capital contributed by Messrs. Sposato and Sposato, who each hold a 50% general partnership interest in Anchar. The shares of Common Stock purchased by the Trust were acquired using the working capital of the Trust using funds provided by Bay Ace Hardware, Inc., a company owned by Mr. Charles Sposato. The shares of Common Stock purchased by Mr. Anthony Sposato were acquired using personal funds and not on margin. The shares of Common Stock purchased by Bay Ace Hardware, Inc. dba Ace Hardware were acquired using working capital of that Company, which is owned by Mr. Charles Sposato.

ITEM 4.   PURPOSE OF TRANSACTION.
------    ----------------------

     All shares of Common Stock reported herein as beneficially owned by Mr. Charles Sposato, Anchar, the Trust, Mr. Anthony Sposato or Bay Ace Hardware, Inc. dba Ace Hardware were acquired for investment purposes. Subject to any restrictions which may be imposed on Mr. Charles Sposato if he is elected as a director of the Issuer, as referenced in the next paragraph, Mr. Charles Sposato, Anchar, the Trust, Mr. Anthony Sposato or Bay Ace Hardware, Inc. dba Ace Hardware may from time to time (depending on general economic conditions, the market

CUSIP No.  149 841 10 8         13D           Page 9 of 11 Pages

prices for the Common Stock, receipt of any necessary regulatory approvals and other factors) purchase additional shares of Common Stock through open-market purchases, privately negotiated transactions or otherwise, and may also dispose of shares of Common Stock.

     Mr. Charles Sposato is filing this Schedule 13D pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended, as a result of his nomination, on March 16, 1999, for election to the Board of Directors of the Company at the Company's Annual Meeting of shareholders scheduled to be held on April 21, 1999. Mr. Charles Sposato has consented to being named in the Company's proxy statement as a nominee. If elected to the Board at the Annual Meeting, an inference could be made that Mr. Charles Sposato could influence control of the Company in his capacity as a director.

     Other than as indicated above, Mr. Charles Sposato, Anchar, the Trust, Mr. Anthony Sposato or Bay Ace Hardware, Inc. dba Ace Hardware do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) other than as referenced above, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP No.  149 841 10 8         13D          Page 10 of 11 Pages

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.
------    --------------------------------

     (a) Aggregate number of shares beneficially owned (and related percentage):

          (i)  Charles Sposato:          58,556 shares (9.6%)
          (ii) Anchar:                   25,778 shares (4.2%)
          (iii)     The Trust:           14,295 shares (2.35%)
          (iv) Anthony Sposato:          35,778 shares (5.89%)
          (v)  Builder's Choice dba
               Ace Hardware:              4,050 shares (0.07%)

     The percentages used herein are based upon the 607,731 shares of Common Stock outstanding as of March 5, 1999 as indicated by the Company.

     (b)  Sole or shared power to vote or dispose:

          (i)  Charles Sposato

          Sole power to vote or direct vote: 22,778 shares Shared power to vote or direct vote: 35,778 shares Sole power to dispose or direct
            disposition:                          22,778 shares
          Shared power to dispose or direct
            disposition:                          35,778 shares

          (ii) Anchar

          Sole power to vote or direct vote:         -0- shares
          Shared power to vote or direct vote: 25,778 shares Sole power to dispose or direct
            disposition:                             -0- shares
          Shared power to dispose or direct
            disposition:                          25,778 shares

          (iii)     The Trust

          Sole power to vote or direct vote:      14,295 shares
          Shared power to vote or direct vote:       -0- shares
          Sole power to dispose or direct
            disposition:                          14,295 shares
          Shared power to dispose or direct
            disposition:                             -0- shares

          (iv) Anthony Sposato

          Sole power to vote or direct vote:      10,000 shares
          Shared power to vote or direct vote:    25,778 shares

CUSIP No.  149 841 10 8         13D          Page 11 of 11 Pages

          Sole power to dispose or direct
            disposition:                          10,000 shares
          Shared power to dispose or direct
            disposition:                          25,778 shares

          (v)  Builders Choice, Inc. dba Ace Hardware

          Sole power to vote or direct vote:       4,050 shares
          Shared power to vote or direct vote:       -0- shares
          Sole power to dispose or direct
            disposition:                           4,050 shares
          Shared power to dispose or direct
            disposition:                             -0- shares

     (c) Neither Mr. Sposato nor any other party named herein has acquired shares of the Common Stock within the last sixty days.

     (d)  Not applicable

     (e)  Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIPS
          ------------------------------------------------------
          WITH RESPECT TO SECURITIES OF THE ISSUER
          ----------------------------------------

     Other than the Joint Acquisition Statement previously filed in the Schedule 13D filed on January 2, 1998, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
------    ---------------------------------
     None

                      SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 1999              /s/ Charles F.Sposato
                                   ----------------------------
                                   Charles F. Sposato


                              Anchar, a Maryland General
Partnership


                              By: /s/ Charles F. Sposato
                                  ----------------------------
                                  Charles F. Sposato
                                  General Partner


                              Builder's Choice Inc. Profit
                                 Sharing Trust

                              By: /s/ Charles F. Sposato
                                  ----------------------------
                                  Charles F. Sposato


                                  /s/ Anthony F. Sposato
                                  ----------------------------
                                  Anthony F. Sposato

                              Bay Ace Hardware, Inc. dba Ace
                                 Hardware

                              By: /s/ Charles F. Sposato
                                  ----------------------------
                                  Charles F.Sposato